# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Scully Royalty Ltd., CIK 0000016859
CUSIP: G7T96K107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Room 2103 Shanghai Mart Tower, 2299 Yan An Road West,Changning District, Shanghai, China (F4), 200336
Date of event which requires filing of this statement: 07/29/2026
Filed by CIK 0000897485
Persons authorized to receive notices and communications: IAT Reinsurance Company Ltd., Attn: David Pirrung, 4200 Six Forks Road, Suite 1400, Raleigh, North Carolina (NC), 27609, (919) 833-1600

## Reporting persons
- Peter R. Kellogg (CIK 0000897485): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 35,000; shared voting power 5,365,010; sole dispositive power 35,000; shared dispositive power 5,365,010; aggregate amount beneficially owned 5,400,010 (35.5% of the class)
  Comment: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
- Charles K. Kellogg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 3,586,664; sole dispositive power 0; shared dispositive power 3,586,664; aggregate amount beneficially owned 3,586,664 (23.6% of the class)
  Comment: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
- Goose Creek Capital, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,416,664; sole dispositive power 0; shared dispositive power 3,416,664; aggregate amount beneficially owned 3,416,664 (22.4% of the class)
  Comment: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 81-4619377
- IAT Reinsurance Company Ltd.: type of reporting person: insurance company (IC); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,216,664; sole dispositive power 0; shared dispositive power 3,216,664; aggregate amount beneficially owned 3,216,664 (21.1% of the class)
  Comment: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 98-0121674
- IAT Insurance Group, Inc.: type of reporting person: insurance company (IC); citizenship or place of organization: North Carolina (NC); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,122,488; sole dispositive power 0; shared dispositive power 3,122,488; aggregate amount beneficially owned 3,122,488 (20.5% of the class)
  Comment: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 56-1171691
- Harco National Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Illinois (IL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,122,488; sole dispositive power 0; shared dispositive power 3,122,488; aggregate amount beneficially owned 3,122,488 (20.5% of the class)
  Comment: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-6108721

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Scully Royalty Ltd.
Address of issuer's principal executive offices: Room 2103 Shanghai Mart Tower, 2299 Yan An Road West,Changning District, Shanghai, China (F4), 200336
Comment:
EXPLANATORY NOTE:

This Amendment No. 5 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D previously filed by Peter Kellogg with respect to the common shares, US$0.001 par value per share (the "Shares"), of Scully Royalty Ltd. (the "Issuer"). This Amendment is being filed to reflect (i) the transfer by Peter Kellogg to Charles Kellogg of all 100,005 issued and outstanding shares of Class A Voting Preferred Stock, par value $1.00 per share, of Goose Creek Capital, Inc., a Wyoming corporation, effected pursuant to the Stock Purchase Agreement dated December 2, 2019, and (ii) the addition as Reporting Persons of Charles Kellogg and Goose Creek Capital, Inc. as well as IAT Reinsurance Company Ltd., IAT Insurance Group, Inc., and Harco National Insurance Company, each of which is an intermediate holding company or insurance subsidiary in the Goose Creek Capital, Inc. corporate ownership chain whose Shares were included in the aggregate beneficial ownership reported in prior filings but who were not separately identified as Reporting Persons therein. Except as expressly set forth herein, all information in the Schedule 13D, as previously amended, remains unchanged and is incorporated herein by reference.

Neil Subin, MILFAM LLC and certain of their affiliates (collectively, "MILFAM" and together with the Reporting Persons, the "Reporting Group") are jointly filing a separate Amendment No. 7 to Schedule 13D on the date hereof reporting their respective beneficial ownership of common shares of the Issuer (the "MILFAM Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This Amendment is being filed jointly by:

Peter Kellogg;
Charles Kellogg;
Goose Creek Capital, Inc.;
IAT Reinsurance Company Ltd.;
IAT Insurance Group, Inc.; and
Harco National Insurance Company
(collectively, the "Reporting Persons").
Residence or business address:
Peter Kellogg is an individual and a citizen of the United States. His principal business address is 48 Wall Street, New York, New York, 10005. His present principal occupation is an investor.

Charles Kellogg is an individual and a citizen of the United States. His principal business address is 48 Wall Street, New York, New York, 10005. His present principal occupation is an investor.

Goose Creek Capital, Inc. is a corporation organized under the laws of the State of Wyoming, with its principal offices at 4200 Six Forks Road, Suite 1400, Raleigh, North Carolina 27609. Goose Creek Capital, Inc. is a holding company. The Class A Preferred voting shares of Goose Creek Capital, Inc. are owned by Charles Kellogg.

IAT Reinsurance Company Ltd. is a company organized under the laws of the Cayman Islands, with its principal offices at 4200 Six Forks Road, Suite 1400, Raleigh, North Carolina 27609. IAT Reinsurance Company Ltd. is a Cayman Islands Class B insurance company. IAT Reinsurance Company Ltd. is a wholly-owned subsidiary of Goose Creek Capital, Inc., a Wyoming corporation.

IAT Insurance Group, Inc. is a corporation organized under the laws of the State of North Carolina, with its principal offices at 4200 Six Forks Road, Suite 1400, Raleigh, North Carolina 27609. IAT Insurance Group, Inc. is an insurance holding company and a wholly-owned subsidiary of IAT Reinsurance Company Ltd.

Harco National Insurance Company is a corporation organized under the laws of the State of Illinois, with its principal offices at 4200 Six Forks Road, Suite 1400, Raleigh, North Carolina 27609. Harco National Insurance Company is an insurance company and a wholly-owned subsidiary of IAT Insurance Group, Inc.
Present principal occupation or employment: The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of each Reporting Person (each of such directors and officers, a "Covered Person" and collectively, the "Covered Persons") are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.
Criminal convictions in the last five years: Neither the Reporting Persons nor, to the Reporting Persons' knowledge, any Covered Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The 200,000 Shares held directly by Goose Creek Capital, Inc. were acquired using its general working capital. The 94,176 Shares held directly by IAT Reinsurance Company Ltd. were acquired using its general working capital. The 889,141 Shares Shares held by Harco National Insurance Company and its direct and indirect subsidiaries -- TransGuard Insurance Company of America, Inc. (730,803 Shares), Commercial Alliance Insurance Company (176,580 Shares), Acceptance Indemnity Insurance Company (306,784 Shares), Acceptance Casualty Insurance Company (283,679 Shares), Occidental Fire & Casualty Company of North Carolina (430,875 Shares), and Wilshire Insurance Company (304,626 Shares) -- were each acquired using the general working capital of the respective entity.

The 50,041 Shares held by the Kellogg Family Trust, the 637,112 Shares held by the Peter & Cynthia Kellogg Foundation, the 227,994 Shares held by the Non-Marital Trust FBO PRK, the 256,199 Shares held by Peter R. Kellogg Corp., and the 45,000 Shares held by PeterVest Partners were each acquired using the general assets of the respective entity. The 35,000 Shares held directly by Peter R. Kellogg were acquired from his personal funds.

The 100,005 shares of Class A Voting Preferred Stock of Goose Creek Capital, Inc. held by Charles Kellogg were acquired from Peter Kellogg pursuant to the Stock Purchase Agreement dated December 2, 2019. The 170,000 Shares held by Bermuda Partners were acquired using the general assets of that entity and are attributed to Charles Kellogg by reason of his ownership and control of Bermuda Partners. The managing member of Bermuda Partners is an LLC that is equally owned by Charles Kellogg and Lee Sadrian.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 2, 2019, Peter Kellogg (as seller) and Charles Kellogg (as buyer) entered into a Stock Purchase Agreement (the "Purchase Agreement") pursuant to which Peter Kellogg sold to Charles Kellogg all 100,005 issued and outstanding shares of Class A Voting Preferred Stock, par value $1.00 per share, of Goose Creek Capital, Inc., representing all of the voting equity of Goose Creek Capital, Inc. The transaction closed on January 19, 2021, at which time, subject to the oral agreement described in Item 6 below, Charles Kellogg indirectly acquired voting control over the Shares held by Goose Creek Capital, Inc. and its direct and indirect subsidiaries, including IAT Reinsurance Company Ltd., IAT Insurance Group, Inc., Harco National Insurance Company, and Harco's direct and indirect insurance subsidiaries. This Amendment also reflects the addition as Reporting Persons of IAT Reinsurance Company Ltd., IAT Insurance Group, Inc., and Harco National Insurance Company, each of which was omitted as a named Reporting Person from prior filings notwithstanding that the Shares held through each such entity were included in the aggregate beneficial ownership figures reported therein.

The Reporting Persons acquired their respective Shares in the ordinary course of business and/or for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of Shares, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares in the open market, in privately negotiated transactions, or otherwise; selling all or a portion of the Shares beneficially owned by them in the open market, in privately negotiated transactions, or otherwise; or engaging in discussions with management and/or the board of directors of the Issuer concerning the business, operations, strategy, and/or future plans of the Issuer.

MILFAM previously nominated individuals to stand for election as directors at the Issuer's annual general meeting of shareholders (the "MILFAM Nominees") which was scheduled to be held on December 27, 2025 (the "2025 AGM"). The Reporting Persons, certain of their affiliates, and MILFAM each submitted proxies to vote in favor of the MILFAM Nominees and against the current directors of the Issuer. The directors of the Issuer alleged that MILFAMs' notice nominating the MILFAM Nominees had invalidly been delivered out of time. MILFAM applied to the Grand Court of the Cayman Islands for a declaration that the notice had validly been delivered in compliance with the applicable timing requirements, and the Grand Court granted the declaration. Thereafter, the directors purported to postpone the 2025 AGM. MILFAM still attempted to proceed with the 2025 AGM on the basis that MILFAM considered the directors to not have the power to postpone the 2025 AGM but, in the absence of the directors at the 2025 AGM, this became the subject of further litigation in the Grand Court of the Cayman Islands. At the conclusion of that litigation, the Court determined that the Issuer directors did not have the authority to postpone the 2025 AGM. The Court also determined that the Issuer directors had exclusive power to appoint a chairman of the meeting and, accordingly, the MILFAM proxyholders did not have the authority to do so and were unable to transact any business at the 2025 AGM. Therefore, there was a failure to appoint any directors, and the Issuer directors remain in office until either their successors are elected or they otherwise cease to hold office. MILFAM is entitled to appeal the Court's decision with respect to the election of the MILFAM Nominees.

The members of Reporting Group have engaged in discussions for the Reporting Persons to nominate the MILFAM Nominees for election at the next annual general meeting of shareholders held by the Issuer, or for the Reporting Group to requisition an extraordinary general meeting of shareholders that will result in the removal of the current directors (subject to the below concerning Mr. Samuel Morrow) and the election of the MILFAM Nominees. The Reporting Group intends to vote together in favor of the MILFAM Nominees and against the current directors of the Issuer, whether at an annual general meeting of the shareholders or at an extraordinary general meeting of the shareholders, which may involve the Reporting Group delivering proxies to a representative of MILFAM, who will attend such meeting and vote the Reporting Groups' common shares. The Reporting Group expects that the MILFAM Nominees, if elected to the board, would replace the current management of the Issuer. Notwithstanding the foregoing, the Reporting Group is also considering whether to keep Samuel Morrow in his position as director and officer of the Issuer going forward with the election of the MILFAM nominees as directors. The Reporting Group may engage in further discussions regarding the foregoing, including with other shareholders of the Issuer, or take other actions concerning the business, operations, assets, governance, strategy and future plans of the Issuer, which discussions or actions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, in connection with any such discussions, may enter into one or more confidentiality agreements and may enter into voting agreements, or other similar agreements with the purpose or effect of facilitating such actions. The Reporting Persons may also increase their ownership position in the Issuer, including by purchasing additional common shares or other securities in open market or privately negotiated transactions. The Reporting Persons may change their plans or proposals in the future, including by disengaging from any dialogue with MILFAM or other shareholders of the Issuer or decreasing their ownership position in the Issuer. Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

On July 15, 2026, the Issuer filed a complaint in U.S. District Court for the Southern District of Florida, captioned Scully Royalty Ltd. v. IAT Reinsurance Co. Ltd., et. al., No. 2:26-cv-14257 (S.D. Fla.). The following description is qualified in its entirety by reference to the complaint, which contains the Issuer's allegations described below. The Reporting Persons do not adopt or concede any allegation contained in the complaint.

The complaint alleges that, since November 2025, a "group" was formed under Section 13(d) of the Securities Exchange Act of 1934 between IAT Reinsurance Co. Ltd. ("IAT"), Peter Kellogg, Charles Kellogg, MILFAM, Neil Subin, Skyler Wichers, Alan Howe and Mark Holliday, for the purpose of helping MILFAM's director nominees obtain control of the Issuer in connection with the disputed 2025 Annual General Meeting. The complaint alleges that "later events revealed that, on information and belief," the defendants formed an undisclosed group to facilitate that attempt to obtain control. Among other things, the complaint alleges that the Chief Financial Officer of a subsidiary of IAT attended multiple meetings and/or had other discussions with MILFAM and MILFAM nominees on behalf of Peter Kellogg from December 2025 into 2026, activities that the Issuer alleges "strongly suggest" coordination. The lawsuit alternatively asserts that, even if a group was not formed, MILFAM and Peter Kellogg were required to file updated Schedule 13D disclosures. The complaint further alleges that, by not disclosing the existence of a group, the defendants threaten irreparable harm to the Issuer, warranting an injunction that orders the defendants to file accurate Schedule 13D disclosures.

The Reporting Persons deny that they acted as a group with any of the other defendants during the period addressed in the Issuer's complaint. The Reporting Persons did not decide to act as a group (on a go-forward basis) with any of the other defendants named in the complaint until immediately prior to the filing of this Amendment No. 5. The allegations in the complaint regarding formation of a group are based "on information and belief" and concern interactions that current Issuer management believe are "suggestive" of group activity. None of the allegations in the complaint supports that a "group" was formed for purposes of Section 13(d). The defendants intend to rigorously defend the lawsuit. The current management of the Issuer previously raised these allegations in court proceedings in the Cayman Islands, but abandoned the claims when it became clear following discovery in that litigation that the "group" allegations lacked any merit.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b) The information required by Items 5(a) and 5(b) is set forth on the cover pages of this Schedule 13D and is incorporated herein by reference. As of the date hereof, the Reporting Persons may be deemed to beneficially own in the aggregate 5,400,010 Shares, representing approximately 35.47% of the Shares outstanding, based on 15,226,351 Shares outstanding. The following table summarizes the beneficial ownership of each Reporting Person:

Total
Sole Voting / Shared Voting / Beneficial
Reporting Person Dispositive Dispositive Ownership % of Class

Peter Kellogg 35,000 5,365,010 5,400,010 35.5%

Charles Kellogg 0 3,586,664 3,586,664 23.6%

Goose Creek Capital, Inc. 0 3,416,664 3,416,664 22.4%

- of which: IAT Reinsurance
Company Ltd. 0 3,216,664 3,216,664 21.1%
- of which: IAT Insurance
Group, Inc. 0 3,122,488 3,122,488 20.5%
- of which: Harco National
Insurance Company 0 3,122,488 3,122,488 20.5%

Goose Creek Capital, Inc. directly holds 200,000 Shares. The remaining 3,216,664 Shares attributed to Goose Creek Capital, Inc. are held through its subsidiary chain: IAT Reinsurance Company Ltd. (which directly holds 94,176 Shares), IAT Insurance Group, Inc. (which holds no Shares directly), and Harco National Insurance Company (which directly holds 889,141 Shares and is attributed an additional 2,233,347 Shares held by its direct and indirect subsidiaries: TransGuard Insurance Company of America, Inc. (730,803 Shares), Commercial Alliance Insurance Company (176,580 Shares), Acceptance Indemnity Insurance Company (306,784 Shares), Acceptance Casualty Insurance Company (283,679 Shares), Occidental Fire & Casualty Company of North Carolina (430,875 Shares), and Wilshire Insurance Company (304,626 Shares)). Each of IAT Reinsurance Company Ltd., IAT Insurance Group, Inc., and Harco National Insurance Company files this Amendment as a Reporting Person solely by reason of its position in the Goose Creek Capital, Inc. corporate ownership chain. The 170,000 Shares held by Bermuda Partners are attributed to Charles Kellogg by reason of his ownership and control of Bermuda Partners. The remaining Shares attributed to Peter Kellogg on a shared basis consist of the Shares held by or through the following entities over which Peter Kellogg exercises shared voting and dispositive power: Goose Creek Capital, Inc. (and its subsidiaries, as described above) -- 3,416,664 Shares; Kellogg Family Trust -- 50,041 Shares; Cynthia Kellogg -- 562,000 Shares; Peter & Cynthia Kellogg Foundation -- 637,112 Shares; Non Marital Trust FBO PRK -- 227,994 Shares; Peter R. Kellogg Corp. -- 256,199 Shares; PeterVest Partners -- 45,000 Shares; and Bermuda Partners -- 170,000 Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Charles Kellogg is the beneficial owner of the Shares for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934 or for any other purpose, and Charles Kellogg expressly disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

The information set forth or incorporated in Item 5(a) and (b) of the MILFAM Schedule 13D is incorporated by reference in its entirety into this Item 5.

The Reporting Persons may be deemed to be a member of a "group" (within the meaning of Rule 13d-5 under the Act) with MILFAM. To the Reporting Persons' knowledge and as reflected on the MILFAM Schedule 13D, MILFAM beneficially owns 1,985,952 common shares, representing approximately 13.0% of the outstanding common shares, based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K). Collectively, the Reporting Group may be deemed to have beneficial ownership of 7,385,962 common shares, representing approximately 48.5% of the common shares.
Transactions in the class effected during the past sixty days: No transactions in the Shares have been effected by any Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons have entered into a Joint Filing Agreement in connection with the filing of this Amendment, a copy of which is filed herewith as Exhibit 99.1.

For as long as the Reporting Persons have had beneficial ownership of any of the Shares, there has been an oral agreement among Peter Kellogg and his family members, including Charles Kellogg, and the family owned entities described in Item 5 of this Report on Schedule 13D, pursuant to which Peter Kellogg has the exclusive right to make all decisions related to the voting, holding, acquiring or disposing of the Shares held by such persons, and that none of his family members, including Charles Kellogg, would exercise any power with respect to the voting, holding, acquiring or disposing of the Shares other than as directed by Peter Kellogg. As such, the filing of this Schedule 13D shall not be deemed an admission that Charles Kellogg is the beneficial owner of any of the Shares for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934 or for any other purpose, and Charles Kellogg expressly disclaims beneficial ownership of the Shares referred to herein except to the extent of his pecuniary interest.

The Reporting Group has agreed to form a "group" (within the meaning of Rule 13d-5 under the Act) for purposes of engaging in discussions regarding the board of directors and management of the Issuer and engaging in other activities in connection with their respective investments in the Issuer including those described in Item 4 above, which is incorporated by reference into this Item 6. There are no written contracts regarding this arrangement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement and Power of Attorney of the Reporting Persons

## Signatures
- Peter R. Kellogg: /s/ Peter R. Kellogg, Peter R. Kellogg (07/31/2026)
- Charles K. Kellogg: /s/ Charles K. Kellogg, Charles K. Kellogg (07/31/2026)
- Goose Creek Capital, Inc.: /s/ David Pirrung, David Pirrung/Chief Financial Officer (07/31/2026)
- IAT Reinsurance Company Ltd.: /s/ David Pirrung, David Pirrung/Chief Financial Officer (07/31/2026)
- IAT Insurance Group, Inc.: /s/ David Pirrung, David Pirrung/Chief Financial Officer (07/31/2026)
- Harco National Insurance Company: /s/ David Pirrung, David Pirrung/President (07/31/2026)